New Energy Technologies, Inc.

3905 National Drive

Suite 110

Burtonsville, Maryland 20866

By Edgar

March 18, 2010

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20548

Attention: H. Christopher Owings, Assistant Director

Mail Stop 4631

Re:       New Energy Technologies, Inc.--Response to Letter dated March 12, 2010 Regarding the Pre Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-162417) Filed on October 9, 2009 (the “Registration Statement”).

Dear Sir:

            I am authorized by New Energy Technologies, Inc (the “Company”) to submit the following responses on its behalf to your letter of March 12, 2010  (the “March 12th  Letter”) setting forth various comments (collectively, the “Staff Comments”) with respect to the Registration Statement on Form S-1. The numbered responses are keyed sequentially to the numbered paragraphs in the March 12th   Letter.

            A Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment No.3”) addressing the Staff’s comments as set forth in the March 12th Letter has been simultaneously filed with the Securities and Exchange Commission. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in Amendment No.3. Page references are to Amendment No. 3 as filed.

Comment No. 1         Selling Stockholders, page 64

As requested in comment 4 of our letter dated February 16, 210, please describe the transaction in which Mr. Patel acquired his shares. Please also clearly disclose whether these shares underlie options that have already vested. We note disclosure in footnotes 11, 12 and 13 that clearly states that options for Messrs. Bhogal, Livesey and Sierchio have vested. If the have vested, please explain which of the conditions specified in note (1) to the Summary Compensation Table were met, and when they were met. In this regard, we note disclosure under "Options Vested and Exercised" that as of November 30, 2009, none of the options had vested.

            The Company has addressed the Staff’s comments as follows:

            First, although the reference to the granting of an option to Mr. Patel permitting him to purchase up to 250,000 shares of our common stock was described on pages 57-58 of Amendment No. 3, the Company has expanded the footnote 10 to the “Selling Stockholders” table appearing on page 71 of Amendment No. 3,  as follows:

“(10)      On December 15, 2009, we granted a stock option to Mr. Meetesh Patel, our President and Chief Executive Officer permitting Mr. Patel to purchase up to 250,000 shares of our common stock at an exercise price of $0.44 per share, the fair market value of our common stock on the date of grant.  The fair market value of our common stock is the closing price of the common stock as quoted on the OTCBB on December 15, 2009 or, if our common stock is not traded on the date of grant, the first day of active trading following the date of grant.  The stock option granted to Mr. Patel is fully vested and exercisable upon grant and expires five years from the grant date, on December 15, 2014.”

            Secondly, with respect to the shares being registered for resale by Messrs. Bhogal, Livesey and Sierchio, footnotes 11, 12 and 13 have been revised to reflect the basis, dates and the number of shares as to which the respective options granted to these individuals vested.. The footnotes now read as follows:

“(11)         This amount does not include 2,800,000 shares owned by 1420527 Alberta Ltd., a private Alberta corporation wholly owned by the Heritage Family Trust dated August 28, 2008, of which Amritpal Kaur Tanda is the trustee, for the benefit of Mehar Singh Bhogal, Mr. Jatinder Bhogal’s son.  Mr. Jatinder Bhogal is not a beneficiary or trustee of the aforementioned trust, nor does he otherwise have any voting or disposition authority over the shares owned by 1420527 Alberta Ltd. Accordingly, Mr. Jatinder Bhogal disclaims beneficial ownership of such shares.

                On September 9, 2008, we granted a stock option (the “Bhogal September 2008 Option”) to Mr. Bhogal permitting him to purchase, subject to applicable vesting provisions, up to 50,000 shares of our common stock at an exercise price of $0.85 per share. The Bhogal September 2008 Option vests in five equal annual installments of 10,000 options each, commencing on September 9, 2009, and annually thereafter.  As of the date of this Prospectus, the Bhogal September 2008 Option has vested as to 10,000 shares (on September 9, 2009).

                 In addition on December 15, 2009, we granted Mr. Bhogal an additional option (the  “Bhogal December 2009 Option”) permitting him to purchase, subject to applicable vesting provisions, 50,000 shares of our common stock at an exercise price of $0.44 per share, the fair market value of our common stock on the date of grant. The Bhogal December 2009 Option expires five years from the date of grant, on December 15, 2014 and vests as follows: (a) as to 20,000 shares on December 16, 2009; (b) as to 15,000 shares on December 16, 2010; and (c) as to 15,000 shares on December 16, 2011. As of the date of this Prospectus, the December 2009 Option has vested as to 20,000 shares.

                Accordingly, as of the date of this Prospectus, stock options granted to Mr. Bhogal have vested with respect to an aggregate of 30,000 shares, which are included in the registration statement as to which this Prospectus is part.

(12)         On March 10, 2008, we granted a stock option (the “Livesey March 2008 Option”) to purchase 50,000 shares of common stock to Mr. Livesey at an exercise price of $1.66 per share. The Livesey March 2008 Option vests in five equal annual installments of 10,000 options each, commencing on March 10, 2009, and annually thereafter. As of the date of this Prospectus, the Livesey March 2008 Option has vested as to 20,000 shares (10,00 on each of March 10,2009 and March 10, 2010).

                In addition on December 15, 2009, we granted Mr. Livesey an additional option (the “Livesey December 2009 Option”) permitting him to purchase, subject to applicable vesting provisions, 50,000 shares of our common stock at an exercise price of $0.44 per share, the fair market value of our common stock on the date of grant. The Livesey December 2009 Option expires five years from the date of grant, on December 15, 2014 and vests as follows: (a) as to 20,000 shares on December 16, 2009; (b) as to 15,000 shares on December 16, 2010; and (c) as to 15,000 shares on December 16, 2011. As of the date of this Prospectus, the Livesey December 2009 Option has vested as to 20,000 shares.

                Accordingly, as of the date of this Prospectus, stock options granted to Mr. Livesey have vested with respect to an aggregate of 40,000 shares, which are included in the registration statement as to which this Prospectus is part.

(13)         We have previously registered (SEC File No. 333- 149665) 50,000 shares of common stock for resale by Mr. Sierchio. These shares consist of 25,000 shares of our common stock purchased by Mr. Sierchio and 25,000 shares issuable upon exercise of an outstanding warrant entitling Mr. Sierchio to purchase up to an aggregate of 25,000 shares of common stock at $1.25 per share. These shares are not part of the shares registered pursuant to the registration statement of which this Prospectus is part.

                On September 9, 2008, we granted a stock option (the “Sierchio September 2008 Option”) to Mr. Sierchio permitting him to purchase, subject to applicable vesting provisions, up to 50,000 shares of our common stock at an exercise price of $0.85 per share. The Sierchio September 2008 Option vests in five equal annual installments of 10,000 options each, commencing on September 9, 2009, and annually thereafter. As of the date of this Prospectus, the Sierchio September 2008 Option has vested as to 10,000 shares (on September 9, 2009).

                In addition on December 15, 2009, we granted Mr. Sierchio an additional option (the “Sierchio December 2009 Option”) permitting him to purchase, subject to applicable vesting provisions, 50,000 shares of our common stock at an exercise price of $0.44 per share, the fair market value of our common stock on the date of grant. The Sierchio December 2009 Option expires five years from the date of grant, on December 15, 2014 and vests as follows: (a) as to 20,000 shares on December 16, 2009; (b) as to 15,000 shares on December 16, 2010; and (c) as to 15,000 shares on December 16, 2011. As of the date of this Prospectus, the Sierchio December 2009 Option has vested as to 20,000 shares.

                Accordingly, as of the date of this Prospectus, stock options granted to Mr. Sierchio have vested with respect to an aggregate of 30,000 shares, which are included in the registration statement as to which this Prospectus is part. Mr. Sierchio is a member of Sierchio & Company, LLP, which firm is our legal counsel.”

            Thirdly, with respect to the Staff’s reference to the “Options Vested and Exercised”  table, for clarity the Company has changed the heading to reflect the fact that the options referred to were options granted in the three months ended November 30, 2009 and the fiscal year ended August 31, 2009.  However, please note that the table refers only to options granted to the named executive, Mr. Patel, and not to Messrs. Bhogal, Livesey and Sierchio.  Also it should be noted that as of the dates referenced, option granted to Mr. Patel with respect to 2,500,000 shares had not vested.  None of the shares related to that option are included in the registration statement.  Please refer to page 62 of Amendment No. 3.

            For purposes of additional clarity and to avoid any further possible ambiguity the Company has expanded the disclosure on pages 57-58 of Amendment No. 3 (see also pages 66-67) relating to the options granted on December 15, 2009 to each of Messrs. Bhogal, Livesey and Sierchio to read as follows:

            “On December 15, 2009, we granted a stock option to each of our three of non-employee directors (Messrs. Bhogal, Livesey and Sierchio) permitting each to purchase, subject to applicable vesting provisions, 50,000 shares of our common stock at an exercise price of $0.44 per share, the fair market value of our common stock on the date of grant. Each stock option expires five years from the date of grant, on December 15, 2014 and vests as follows: (a) as to 20,000 shares on December 16, 2009; (b) as to 15,000 shares on December 16, 2010; and (c) as to 15,000 shares on December 16, 2011.  The stock options are further subject to the terms and conditions of a stock option agreement between each director and us.  Under the terms of the stock option agreement, the stock option agreement will terminate and there will be no further vesting of stock options effective as of the date that the director ceases to be one of our directors.  Upon termination of such service, the director will have a specified period of time to exercise vested stock options, if any.  As of the date of this Prospectus, the stock option granted to Messrs. Bhogal, Livesey and Sierchio in December of 2009 have vested as to an aggregate of 60,000 shares.”

                The Company also directs the Staff’s attention to further clarifications contained in the footnotes to table in the “Compensation of Non-Employee Directors appearing on page 57 of Amendment No. 3

            The filing has been generally updated and otherwise revised as appropriate.

            We hope that you find the foregoing responsive to your comments.

Very truly yours

New Energy Technologies, Inc.

By: /s/ Meetesh Patel

Name: Meetesh Patel

Title:    President and Chief Executive Officer

cc.        Joseph Sierchio, Esq.